SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 13 October 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Limited

Attached is the Off-market Buy-Back Booklet (the “Booklet”) released by BHP Billiton Limited outside the United States (and Canada). The Buy-Back is not being made in the United States (or Canada) or by United States (or Canadian) jurisdictional means. The Buy-Back is not available to any person in the United Sates (or Canada) or to any US person (as defined under Regulation S under the Securities Act of 1933, as amended) or any resident of Canada. The Buy-Back is being made, and is intended to be available, only in countries outside the United States and Canada.

The attached Booklet is being submitted in accordance with the requirements to furnish a Form 6-K pursuant to the Securities Exchange Act of 1933, as amended, and not to induce, direct or indirect, participation by any person in the United States (or Canada) or any US person (as defined) or any resident of Canada. Accordingly, the attached does not include any means of tendering any securities of BHP Billiton Limited.

BHP Billiton will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting on behalf or for the account of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.

American Depositary Receipts representing BHP Billiton Limited shares may not be tendered in the Buy-Back.

THIS BUY-BACK IS NOT AVAILABLE TO PERSONS IN, AND THIS DOCUMENT IS NOT TO BE DISTRIBUTED INTO, THE UNITED STATES OF AMERICA OR CANADA

BHP Billiton Limited
ABN 49 004 028 077

OFF-MARKET BUY-BACK BOOKLET

THIS IS AN IMPORTANT DOCUMENT

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, PLEASE CONSULT YOUR FINANCIAL, TAXATION OR OTHER ADVISER IMMEDIATELY

BHP Billiton

BHP Billiton Limited

IMPORTANT DATES

October 2004

7 October	Last day that Shares can generally be acquired to be eligible for franking entitlement

11 October	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX*

15 October	Buy-Back Record Date: determination of eligible shareholders entitled to participate in the Buy-Back

22 October	BHP Billiton Limited Annual General Meeting

27 October	Mailing of Buy-Back Documents to shareholders completed

November 2004

1 November	Tender Period opens

19 November	Tender Period closes. Tenders must be received by the Registry no later than midnight (Melbourne time)

No later than	Announcement of the Buy-Back Price and scale back (if any)
23 November

25 November	BHP Billiton Plc Annual General Meeting
No later than	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

30 November

* Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back.

While BHP Billiton does not anticipate any changes to these dates and times, it reserves the right to vary them without notification. BHP Billiton may also decide not to proceed with the Buy-Back.

Eligibility to participate

Subject to the following, you are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (15 October 2004) and, in accordance with the Settlement Rules, the Shares confer an entitlement to receive this Buy-Back Invitation.

Any person who is in the United States or Canada or who is a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back. Copies of the Buy-Back Documents are not being mailed or otherwise distributed or sent into the United States or Canada.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of Shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada.

BHP Billiton will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.

American Depositary Receipts representing Shares (ADRs) may not be tendered into the Buy-Back.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent advice before making any financial decisions.

The date of this booklet is 12 October 2004

BHP Billiton Limited is a member of the BHP Billiton group which is headquartered in Australia.

BHP Billiton Limited

CHAIRMAN’S LETTER

Dear Shareholder

As part of the announcement of BHP Billiton’s full year results on 18 August 2004, BHP Billiton announced its intention to return up to US$2 billion of capital to shareholders, in addition to its ongoing progressive dividend policy. On 5 October 2004, BHP Billiton announced that eligible shareholders in BHP Billiton Limited would be invited to participate in an off-market buy-back of between A$1.0 billion and A$1.5 billion (approximately US$0.7 billion to US$1.1 billion) of the Company’s ordinary shares.

Following completion of the off-market buy-back, BHP Billiton will consider alternatives for returning the balance of the US$2 billion to shareholders within the next 12 months through further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited and/or enhanced dividends. The form that the balance of the return of capital will take will depend on an assessment of market conditions at the time.

The Board remains committed to demonstrating strong capital discipline while ensuring that BHP Billiton is able to finance its strong and growing pipeline of organic growth projects. Returning surplus capital to shareholders through an off-market share buy-back provides the optimal strategy for maximising economic value across our entire shareholder base. As a consequence of reducing the number of shares on issue, the value of the remaining shares will be enhanced through increased earnings, cash flow and return on equity attributable to each share.

Eligible shareholders of BHP Billiton Limited may tender any number of their shares at discounts of between 5 per cent and 14 per cent to the Market Price1, or as a Final Price Tender (which is simply an election to receive the Buy-Back Price). The Buy-Back Price will be determined by BHP Billiton according to the Tenders lodged by eligible shareholders and the Market Price. In addition to specifying a discount to Market Price, shareholders who wish to tender their shares will also have the option to select a Minimum Price as a condition of their tender. The Board believes the combination of a range of fixed Tender Discounts and an optional Minimum Price condition provides shareholders with considerable flexibility and certainty in making their tendering decision.

As with most off-market buy-backs of this type, for Australian tax purposes the Buy-Back Price comprises a capital component and a fully franked dividend component. The Australian Taxation Office has agreed that shareholders who elect to participate in the Buy-Back will receive a cash capital component of A$2.10 per share2, with the remainder of the Buy-Back Price deemed a fully franked dividend. The off-market buy-back will have different tax consequences for different shareholders, depending on their residency for tax purposes, the price at which they originally purchased their shares and their individual tax position. General Australian tax implications of the Buy-Back for shareholders are included in Section 2 of this booklet.

Details of the Buy-Back are explained in this booklet to assist you in determining whether or not you should participate. After reading this booklet, if you have any queries on how the Buy-Back operates or how you can participate, shareholders may contact our dedicated enquiry line on 1300 726 379 toll free within Australia or +613 9415 4208 if you are calling from outside Australia.

If you wish to submit a tender, please ensure that your completed and signed Tender Form is received by the Registry or, if you are CHESS sponsored, your broker processes your tender, no later than midnight (Melbourne time) on Friday, 19 November 2004.

You do not need to take any action if you do not wish to participate in the Buy-Back. However, I encourage you to consider this document carefully and, if you are in any doubt as to the action you should take, please contact your professional adviser.

Yours sincerely

Don Argus
Chairman

1	Market Price (as defined in Section 5) is the volume weighted average price of the Shares over the five trading days up to and including the Closing Date.

2	For Australian tax purposes, the sale proceeds of the Shares will be taken to be the A$2.10 capital component increased by any amount that the Tax Value exceeds the Buy-Back Price.

BHP Billiton Limited

KEY FEATURES OF THE BUY-BACK

Target size	A$1.0 to A$1.5 billion. BHP Billiton Limited may vary the size of the Buy-Back in light of demand

Tender range	Discount percentages from 5 per cent to 14 per cent (in 1 per cent intervals) to the Market Price. Market Price is calculated as the VWAP (see Section 5.1) of BHP Billiton Limited shares over the five trading days up to and including the Closing Date. The Market Price will be made available to shareholders before 6.00pm on the last day of the Tender Period (see Section 1.9)

Capital component of	A$2.10
the Buy-Back Price [1]

Dividend component	The Buy-Back Price less A$2.10
of the Buy-Back Price [2]

Eligible shareholders	You are eligible to participate in the Buy-Back if Shares are registered in your name on the Buy-Back Record Date (15 October 2004) and you are not an ineligible shareholder (see below)

Ineligible shareholders	Excluded Foreign Persons, including any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada or who is a US Person or a resident of Canada, are not eligible to participate in the Buy-Back. In addition, ADRs may not be tendered into the Buy-Back (see Section 4.2)

Buy-Back Record Date	15 October 2004

Closing Date	Midnight on Friday, 19 November 2004

1	For Australian tax purposes, the sale proceeds of the Shares will be taken to be the A$2.10 capital component increased by any amount that the Tax Value exceeds the Buy-Back Price.

2	For Australian tax purposes only.

What to do?

If you are eligible, it is your choice as to whether or not to participate in the Buy-Back. To ensure that you make an informed decision, you should read through this booklet and consider the details carefully. If you are in any doubt as to the action you should take you should consult your financial, taxation or other professional adviser immediately.

If you DO choose to participate

•	Please refer to Section 1.18 for details on how to participate.

•	You can choose any Tender Discount in the range between 5 per cent and 14 per cent to the Market Price at which you wish to have your Shares bought back.

•	You can choose to lodge a Final Price Tender and accept whatever Buy-Back Price is determined through the tender process (see Section 1.10).

•	Whether your Tender is successful will depend on whether your Tender Discount is greater than or equal to the discount represented by the Buy-Back Price.

•	You can make your Tender conditional on the Buy-Back Price being not less than one of the specified Minimum Prices (see Section 1.16).

•	If your Tender is successful, the tax consequences will depend on your particular circumstances (see Section 2).

•	You should not have to pay any brokerage to sell your Shares into the Buy-Back.

If you DO NOT choose to participate

•	You do not need to take any action.

•	The number of Shares you hold will not change, however your proportional shareholding in BHP Billiton will increase marginally.

•	As a shareholder, you will benefit from any improvement in BHP Billiton’s earnings per share, cash flow per share and return on equity, and you will continue to be subject to the normal benefits and investment risks associated with share ownership.

Some words used in this booklet have defined meanings. Section 5 ‘Definitions and Interpretation’ defines the capitalised words used throughout this booklet.

BHP Billiton Limited

CONTENTS

Important dates		inside cover
Chairman’s letter		1
Key features of the Buy-Back		2
1.	Details of the Buy-Back and Tender Process	4
1.1	Why is BHP Billiton implementing the Buy-Back?	4
1.2	What is a buy-back tender?	4
1.3	What are the advantages of a tender process?	4
1.4	Am I entitled to tender Shares in the Buy-Back?	4
1.5	How does the Buy-Back compare to selling my Shares on the stock market?	5
1.6	Do I have to tender my Shares?	5
1.7	What does the Buy-Back mean for me, if I do not participate?	5
1.8	What price will BHP Billiton Limited pay to buy back my Shares?	5
1.9	How will I know what the Market Price is?	5
1.10	What is a Final Price Tender?	5
1.11	How will I know what the Buy-Back Price is?	6
1.12	Will all the Shares I tender be bought back?	6
1.13	How will I know how many of my Shares have been bought back?	6
1.14	How will BHP Billiton determine successful Tenders and any scale back?	6
1.15	How will the scale back affect my Tender?	7
1.16	Can I elect a Minimum Price for the purchase of my Shares?	10
1.17	How have BHP Billiton Limited shares performed over recent times?	10
1.18	How do I participate in the Buy-Back?	11
1.19	Can I withdraw or amend my Tender?	12
1.20	How can I obtain additional Tender or Withdrawal/Amendment Forms?	13
1.21	Can ordinary shares held by BHP Billiton Limited’s employees be tendered?	13
1.22	How will I receive payment for Shares bought back?	13
1.23	Can I trade my Shares after submitting a Tender?	14
1.24	If I purchase other Shares during the Tender Period, will my tendered Shares be affected?	14
1.25	Can I still vote at the Annual General Meeting if I tender all my Shares into the Buy-Back?	14
2.	Australian Tax Implications for Shareholders	15
2.1	Introduction	15
2.2	Australian resident individual	15
2.3	Australian resident company	16
2.4	Australian complying superannuation fund	17
2.5	Non-residents of Australia	18
2.6	Worked tax example for Australian resident individuals and Australian complying superannuation funds	19
2.7	Taxation Determination TD2004/22	20
2.8	Limits on availability of franking credits and tax offsets	20

BHP Billiton Limited

3.	Effect of the Buy-Back on BHP Billiton	22
3.1	Full year results and other information	22
3.2	Impact of the Buy-Back on future growth	22
3.3	How will the Buy-Back be funded?	22
3.4	Impact of the Buy-Back on key financial indicators	23
3.5	Financial impact of the Buy-Back	23
3.6	What effect will the Buy-Back have on BHP Billiton’s issued shares?	24
3.7	What effect will the Buy-Back have on the control of BHP Billiton?	24
3.8	DLC structure	24
3.9	Outlook	25
3.10	Forward-looking statements	25
4.	Additional information on the Buy-Back	26
4.1	Size of the Buy-Back	26
4.2	Excluded Foreign Persons and ADR Holders	26
4.3	Shares held by trustees and nominees	26
4.4	Margin lending arrangements	27
4.5	Shareholders with more than one holding of Shares	27
4.6	Joint shareholders	27
4.7	Restrictions on the payment of the Buy-Back proceeds	27
4.8	Rights under this Buy-Back Invitation cannot be transferred	27
4.9	The effect of submitting a Tender	27
4.10	BHP Billiton’s right to accept or reject Tenders and Tender Forms	28
4.11	BHP Billiton’s right to vary dates and times	28
4.12	BHP Billiton’s right to adjust Tenders	28
4.13	Directors’ entitlements	28
4.14	ASIC and ASX relief	29
4.15	Privacy	29
5.	Definitions and Interpretation	30
5.1	Definitions	30
5.2	Interpretation	31

BHP Billiton Limited

1 DETAILS OF THE BUY-BACK AND TENDER PROCESS

This section sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

You should also have regard to other information previously made available to you about BHP Billiton, such as the BHP Billiton Limited Annual Report 2004, which can be reviewed online at www.bhpbilliton.com.

1.1 Why is BHP Billiton implementing the Buy-Back?

As part of the release of its full year results on 18 August 2004, BHP Billiton announced its intention to return up to US$2 billion of capital to shareholders, in addition to its ongoing progressive dividend policy. The capital management programme will commence with the Buy-Back, in which eligible shareholders have the opportunity to participate in an off-market buy-back of between A$1.0 billion and A$1.5 billion (approximately US$0.7 billion to US$1.1 billion) worth of ordinary shares in BHP Billiton Limited. BHP Billiton Limited may, however, vary this amount in light of demand. Following completion of the off-market buy-back, BHP Billiton will consider alternatives for returning the balance of the US$2 billion within the next 12 months through further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited and/or enhanced dividends. The form that the balance of the return of capital will take will depend on an assessment of market conditions at the time. Having regard to all of the options, BHP Billiton believes that, combined with its progressive dividend policy, this provides the optimal strategy for maximising economic value across its entire shareholder base.

1.2 What is a buy-back tender?

A buy-back tender process involves BHP Billiton Limited inviting eligible shareholders to tender any number of their Shares to the Company at any of the specified Tender Discounts from 5 per cent to 14 per cent to the Market Price, or as a Final Price Tender, as specified on the Tender Form.

1.3 What are the advantages of a tender process?

BHP Billiton Limited is conducting the Buy-Back by way of a tender process. The advantages of the tender process include the following:

•	participation is optional and shareholders have the flexibility to tailor their participation to suit their own circumstances. In particular you can:

–	choose whether to tender your Shares in the Buy-Back;

–	choose how many (if any) Shares to tender; and

–	choose your Tender Discount(s): under no circumstances will you receive less than the price your Tender Discount equates to for each Share bought back;

•	all eligible shareholders have an equal opportunity to participate in the Buy-Back; and

•	shareholders should not have to pay any brokerage to sell their Shares in the Buy-Back.

Further details of the tender process are set out in Sections 1.8 to 1.16.

1.4 Am I entitled to tender Shares in the Buy-Back?

If you are eligible to participate, you are entitled to tender up to 100 per cent of the Shares which are registered in your name on the Buy-Back Record Date (15 October 2004) and which, in accordance with the applicable Settlement Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after the ex-entitlement date (11 October 2004) generally will not be registered in your name by the Buy-Back Record Date and therefore will not carry an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet.

The Buy-Back Invitation is not being made to any Excluded Foreign Person. In particular, the Buy-Back Invitation is not being made to any person in the United States or Canada or any US or Canadian shareholders. ADRs may not be tendered into the Buy-Back (refer to Section 4.2).

BHP Billiton Limited

1.5 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the taxation consequences for you if your Tender is accepted into the Buy-Back may be different than if you sold your Shares on-market (see Section 2 for more details in relation to Australian tax implications but eligible shareholders will need to consider their own particular tax circumstances).

To execute a share sale on the ASX you may need to appoint a broker and pay brokerage. You should not need to appoint a broker or pay brokerage to participate in the Buy-Back.

However, it is likely that you will be able to sell your Shares on the ASX for a price which is higher than the Buy-Back Price. The prices at which eligible shareholders can tender Shares into the Buy-Back are at discounts of between 5 per cent and 14 per cent to the Market Price. Hence it is more than likely that the Company’s share price on the ASX will be higher than the Buy-Back Price during and possibly after the Tender Period. It may also vary significantly in the future. By making the Buy-Back Invitation and setting the tender range, BHP Billiton Limited is not making any recommendation or giving any advice on the value of your Shares or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, the Company strongly recommends that you seek your own professional advice.

1.6 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to take any action.

1.7 What does the Buy-Back mean for me, if I do not participate?

If you choose not to participate or your Tender is unsuccessful, the number of Shares you hold will not change as a result of the Buy-Back. After the Buy-Back is completed, your shareholding will represent a slightly larger percentage of the total number of shares in BHP Billiton (as there will be fewer shares on issue). You will benefit from any improvement in earnings per share, cash flow per share and return on equity as a result of there being fewer shares on issue and you will continue to be subject to the normal investment risks associated with share ownership.

1.8 What price will BHP Billiton Limited pay to buy back my Shares?

The Buy-Back Price will be the price that equates to the largest Tender Discount in the range of between 5 per cent and 14 per cent to the Market Price that will enable BHP Billiton Limited to purchase the amount of capital it determines to buy back.

The Buy-Back Price will not exceed the Tax Value. The Tax Value is the price used by the ATO to determine for Australian tax purposes the market value of the relevant Shares when the Buy-Back occurs. The Tax Value will be A$14.35, adjusted for the movement in the S&P/ASX 200 Index from the opening of trading on 5 October 2004 to the close of trading on the Closing Date. The method for determining the Tax Value is explained in more detail in Section 2.

You will be paid the Buy-Back Price for each of your Shares that are bought back, even if your Tender Discount represents a lower price than the Buy-Back Price.

1.9 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price of BHP Billiton Limited shares over the five trading days prior to and including the Closing Date (adjusted for certain trades – see definition of VWAP in Section 5.1).

To provide an indication of the Market Price, BHP Billiton Limited will calculate and make available to shareholders the running VWAP during this five-day period. The running VWAP will be published on BHP Billiton’s website at www.bhpbilliton.com and will be available through the enquiry lines from 6.00pm on Monday, 15 November 2004 and will be updated cumulatively each day. The actual Market Price, representing the VWAP for the full five-day period, will be available as soon as possible after 4.30pm and in any event no later than 6.00pm on Friday, 19 November 2004, and can be obtained by accessing the website or by calling the enquiry line on 1300 726 379 toll free (within Australia) or +613 9415 4208 (if you are calling from outside Australia).

BHP Billiton Limited

1.10 What is a Final Price Tender?

A Final Price Tender is an offer to sell your Shares to BHP Billiton Limited at the Buy-Back Price, whatever it is determined to be under the tender process. The Buy-Back Price could be as low as a 14 per cent discount to the Market Price or as high as a 5 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

Final Price Tenders are designed to make it easier for retail shareholders to participate successfully in the Buy-Back. Shareholders submitting Final Price Tenders will only be scaled back if the Buy-Back Price is set at a 14 per cent discount to the Market Price and the total number of Shares tendered at this discount and as Final Price Tenders is more than BHP Billiton determines to buy back. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may consider submitting a Final Price Tender.

1.11 How will I know what the Buy-Back Price is?

BHP Billiton intends to announce the Buy-Back Price to the ASX as soon as possible after the Closing Date. BHP Billiton expects this announcement to be no later than Tuesday, 23 November 2004. The announcement will also be posted on BHP Billiton’s website, at www.bhpbilliton.com.

1.12 Will all the Shares I tender be bought back?

BHP Billiton Limited intends to buy back between A$1.0 billion and A$1.5 billion worth of Shares (approximately 2.2 per cent to 3.2 per cent of the issued capital of BHP Billiton Limited as at 5 October 2004, assuming a A$12.341 Buy-Back Price). However, the Company is prepared to vary the size of the Buy-Back in light of demand. For example, the Company may substantially increase the size of the Buy-Back if there is excess demand at an attractive price.

The success of your Tender will depend on your Tender Discount, the size and price of Tenders lodged by other shareholders and the total number of Tenders the Company accepts. There is no guarantee that all or even some of your Tender will be accepted.

1.13 How will I know how many of my Shares have been bought back?

No later than 30 November 2004, BHP Billiton Limited will send all shareholders who have tendered their Shares into the Buy-Back a statement notifying them of the number of their Shares (if any) that have been bought back and the price paid. Shareholders can also access this information on or after 23 November 2004 by contacting the Registry on 1300 726 379 toll free within Australia or on +613 9415 4208 if you are calling from outside Australia. If you are a CHESS Holder, you will receive written confirmation from CHESS of the successful Tenders made on your holding or Tenders withdrawn by your controlling participant.

1.14 How will BHP Billiton determine successful Tenders and any scale back?

If your Tender Discount is smaller than the discount to Market Price represented by the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If BHP Billiton Limited proceeds with the Buy-Back and your Tender Discount is equal to or larger than the discount to Market Price represented by the Buy-Back Price, or you have lodged a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back and, if applicable, any Minimum Price condition.

If you have chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected.

When may a scale back apply?

A scale back may apply if the total number of Shares tendered at and below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares BHP Billiton determines to buy back.

1	A$12.34 is an example only and is a 14 per cent discount to a share price of A$14.35. You should not rely on this price as being the Buy-Back Price.

See Section 1.8 for an explanation of how the Buy-Back Price will be determined.

BHP Billiton Limited

If the Buy-Back Price is set based on a 5 per cent to 13 per cent Tender Discount

If the Buy-Back Price is set based on a Tender Discount of between 5 per cent and 13 per cent inclusive and BHP Billiton determines that a scale back is required for successful Tenders:

a)	Tenders at a Tender Discount smaller than the discount represented by the Buy-Back Price will be rejected;

b)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

c)	Tenders at a Tender Discount greater than the discount represented by the Buy-Back Price will be accepted in full;

d)	Final Price Tenders will be accepted in full;

e)	a Priority Allocation (see below) will be bought back from each shareholder who tendered Shares at the Buy-Back Price. If the shareholder tendered Shares equal to or less than the Priority Allocation at the Buy-Back Price, then all of those Shares will be bought back;

f)	Excluded Tenders (see below) will be accepted in full; and

g)	Tenders at a Tender Discount equal to the discount represented by the Buy-Back Price (other than Final Price Tenders, Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

If the Buy-Back Price is set based on a 14 per cent Tender Discount (the lowest price in the tender range)

If the Buy-Back Price is set based on a 14 per cent Tender Discount and BHP Billiton Limited determines that a scale back is required for successful Tenders:

a)	Tenders at a 5 per cent to 13 per cent Tender Discount will be rejected;

b)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected;

c)	a Priority Allocation will be bought back from each shareholder who tendered Shares at a 14 per cent Tender Discount and/or as a Final Price Tender. If the shareholder tendered Shares equal to or less than the Priority Allocation at a 14 per cent Tender Discount and/or as a Final Price Tender then all of those Shares will be bought back;

d)	Excluded Tenders will be accepted in full; and

e)	Tenders at a 14 per cent Tender Discount and Final Price Tenders (other than Priority Allocations and Excluded Tenders) will be scaled back on a pro-rata basis.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

If you want to reduce the likelihood of any scale back applying to your Tender, you may consider lodging a Final Price Tender (see Section 1.10 for further details). This is because in the event that a scale back applies, Shares tendered as a Final Price Tender will only be scaled back if the Buy-Back Price is set based on a 14 per cent Tender Discount.

What is the Priority Allocation?

Before any scale back applies, BHP Billiton Limited will buy back the first 200 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Allocation as is required to ensure that BHP Billiton Limited buys back only the number of Shares it determines to buy back.

BHP Billiton is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back that may be required.

If there is a scale back and the Buy-Back Price is based on a 14 per cent Tender Discount:

a)	the Priority Allocation will be bought back from each shareholder who tenders more Shares than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender, before any scale back applies; and

b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender, will have all the Shares tendered at that price bought back.

If there is a scale back and the Buy-Back Price is based on a Tender Discount of 5 per cent to 13 per cent inclusive:

a)	the Priority Allocation will be bought back from each shareholder who tendered more Shares than the Priority Allocation at the Buy-Back Price; and

b)	each shareholder who tenders Shares equal to or less than the Priority Allocation at the Buy-Back Price will have all the Shares tendered at that price bought back.

BHP Billiton Limited

What is an Excluded Tender?

An Excluded Tender is a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (200 Shares or less) on completion of the Buy-Back as a result of the scale back process. Excluded Tenders will be accepted in full. However, if you become the registered holder of additional ordinary shares in BHP Billiton Limited after the Buy-Back Record Date and you are the registered holder of more Shares at the Closing Date than you held on the Buy-Back Record Date, then your Tender will not be an Excluded Tender and the scale back will apply to your Tender as it would to any other Tender.

1.15 How will the scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. BHP Billiton expects to make this announcement no later than 23 November 2004. The examples set out below illustrate how the scale back may affect your Tender.

Examples

As an illustration, it is assumed that five shareholders with various sized holdings each tender Shares into the Buy-Back. We assume two different scenarios, where the Buy-Back Price and the scale back are varied. Other than these two assumptions, the total holding, the Shares tendered and the Tender Discount are the same for each scenario.

Scenario 1 – Buy-Back Price set at a 14 per cent Tender Discount and 50 per cent scale back (illustrative example only)

In scenario 1, it is assumed the Market Price is A$14.35 and the Buy-Back Price is based on a 14 per cent Tender Discount, resulting in a Buy-Back Price of A$12.34. It is also assumed in this scenario that the Priority Allocation is 200 Shares, that there is a 50 per cent scale back and that the shareholders have not specified a Minimum Price. Please be aware that this is an example only. You should not rely on A$14.35 being the Market Price, nor A$12.34 being the Buy-Back Price. The outcome of each Tender would be as follows:

				Price
	Total holding	Shares	Tender	represented by
Shareholder	of Shares	tendered	Discount	Tender Discount	Outcome
A	15000	5000	8%	A$13.20	Not successful, no Shares bought back
		5000	10%	A$12.92	Not successful, no Shares bought back
B	500	500		Final Price Tender	Successful, all 500 Shares bought back
C	6000	6000		Final Price Tender	Partially successful, 3 100 Shares bought back
D	4500	500	10%	A$12.92	Not successful, no Shares bought back
		4000	14%	A$12.34	Partially successful, 2 100 Shares bought back
E	1,000	300	10%	A$12.92	Not successful, no Shares bought back

Shareholder A chose Tender Discounts that represented prices above the Buy-Back Price so no Shares would be bought back.

Shareholder B tendered 500 Shares as a Final Price Tender. The Tender would be successful and all 500 Shares would be bought back. This is an Excluded Tender as following the Priority Allocation and scale back, Shareholder B would be left with less than 200 Shares.

Shareholder C tendered 6000 Shares as a Final Price Tender. As a result of the 50 per cent scale back, Shareholder C would have 3100 Shares bought back. This is not an Excluded Tender, as following the Priority Allocation and scale back, Shareholder C would be left with more than 200 Shares (see scale back table below).

Shareholder D tendered 500 Shares at a 10 per cent Tender Discount and 4000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 10 per cent Tender Discount would not be successful as this represents a price (A$12.92) that is above the Buy-Back Price. The Tender submitted at a 14 per cent Tender Discount would be successful but only 2100 of the 4000 Shares tendered would be bought back as a result of the 50 per cent scale back (see scale back table below). This is not an Excluded Tender, as following the Priority Allocation and scale back, Shareholder D would be left with more than 200 Shares.

Shareholder E tendered 300 Shares at a 10 per cent Tender Discount. The Tender would not be successful as the Tender Discount represents a price (A$12.92) that is above the Buy-Back Price.

BHP Billiton Limited

Scenario 1: Scale back table (illustrative example only)

	Shares tendered			Tender post
	at a 14% Tender	Shares		scale back			Shares
	Discount and as	subject to		and Priority	Shares	Excluded	that are
Shareholder	Final Price Tenders	scale back [1]	Scale back[2]	Allocation[2,3]	remaining[4,5]	Tender[5]	bought back
A	0	Scale back not applicable
B	500	300	50%	350	150	Yes	500
C	6000	5800	50%	3100	2900	No	3100
D	4000	3800	50%	2100	1900	No	2100
E	0	Scale back not applicable

Notes:

1	Under the Priority Allocation, the first 200 Shares are bought back from each shareholder who tenders Shares at the Buy-Back Price (including as a Final Price Tender under this scenario), before the scale back applies. For example, Shareholder C has 5800 Shares that are subject to scale back (6000 – 200 = 5800).

2	A scale back of 50 per cent means 50 per cent of the Shares subject to scale back would be bought back (not including Excluded Tenders).

3	When the scale back is calculated, fractions will be rounded down to the next Share.

4	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 14 per cent Tender Discount or as a Final Price Tender.

5	Shareholder B and Shareholder C both tendered all of their Shares as a Final Price Tender. As a result of the scale back and Priority Allocation, Shareholder B would be left with less than 200 Shares and so the Tender is an Excluded Tender. On the other hand, Shareholder C is left with more than 200 Shares (i.e. 2900 Shares), so the Tender is not an Excluded Tender.

Scenario 2 – Buy-Back Price set at a 10 per cent Tender Discount and 25 per cent scale back (illustrative example only)

In scenario 2, it is assumed the Market Price is A$14.35 and the Buy-Back Price is based on a 10 per cent Tender Discount, resulting in a Buy-Back Price of A$12.92. It is also assumed in this scenario that the Priority Allocation is 200 Shares, that there is a 25 per cent scale back and that the shareholders have not specified a Minimum Price. Please be aware that this is an example only. You should not rely on A$14.35 being the Market Price, nor A$12.92 being the Buy-Back Price. The outcome of each Tender would be as follows:

				Price
	Total holding	Shares	Tender	represented by
Shareholder	of Shares	tendered	Discount	Tender Discount	Outcome
A	15000	5000	8%	A$13.20	Not successful, no Shares bought back
		5000	10%	A$12.92	Partially successful, 3 800 Shares bought back
B	500	500		Final Price Tender	Successful, all 500 Shares bought back
C	6000	6000		Final Price Tender	Successful, all 6 000 Shares bought back
D	4500	500	10%	A$12.92	Successful, all 500 Shares bought back
		4000	14%	A$12.34	Successful, all 4 000 Shares bought back
E	1000	300	10%	A$12.92	Partially successful, 275 Shares bought back

Shareholder A tendered 5000 Shares at an 8 per cent Tender Discount and 5000 Shares at a 10 per cent Tender Discount. The Tender submitted at an 8 per cent Tender Discount would not be successful as this Tender Discount represents a price (A$13.20) that is above the Buy-Back Price. The Tender submitted at a 10 per cent Tender Discount (A$12.92) would be successful but only 3800 of the 5000 Shares tendered would be bought back, as a result of the 25 per cent scale back (see scale back table below). This is not an Excluded Tender, as Shareholder A did not tender all of their Shares at or below the Buy-Back Price.

Shareholder B tendered 500 Shares as a Final Price Tender. The Tender would be successful and all 500 Shares would be bought back at A$12.92. There will not be any scale back because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.

Shareholder C tendered 6000 Shares as a Final Price Tender. The Tender would be successful and all 6000 Shares would be bought back at A$12.92. There will not be any scale back because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.

Shareholder D tendered a total of 4500 Shares at two different prices: 500 Shares at a 10 per cent Tender Discount and 4000 Shares at a 14 per cent Tender Discount. The Tender submitted at a 10 per cent Tender Discount would be successful and all 500 Shares would be bought back as it is an Excluded Tender (see scale back table below). This is an Excluded Tender since after the Priority Allocation and scale back is applied, Shareholder D would be left with less than 200 Shares. The Tender submitted at a 14 per cent Tender Discount would also be successful as this represents a price (A$12.34) that is below the Buy-Back Price and all 4000 Shares would be bought back at A$12.92.

BHP Billiton Limited

Shareholder E tendered 300 Shares at A$12.92. The Tender would be partially successful and 275 Shares would be bought back. This is not an Excluded Tender since Shareholder E did not tender all of their Shares at or below the Buy-Back Price.

Scenario 2: Scale back table (illustrative example only)

				Tender post
	Shares tendered	Shares		scale back			Shares
	at a 10% Tender	subject to		and Priority	Shares	Excluded	that are
Shareholder	Discount[1]	scale back[2]	Scale back[3]	Allocation[3,4]	remaining[5,6]	Tender[6]	bought back[7]
A	5000	4800	25%	3800	1200	No	3800
B	0			Scale back not applicable
C	0			Scale back not applicable
D	500	300	25%	425	75	Yes	500
E	300	100	25%	275	25	No	275

Notes:

1	Does not include Final Price Tenders, because the Buy-Back Price is not based on the largest Tender Discount of 14 per cent.

2	Under the Priority Allocation, the first 200 Shares (or such lesser number) are bought back from each shareholder who tenders Shares at the Buy-Back Price, before the scale back applies.

3	A scale back of 25 per cent means 75 per cent of the Shares subject to scale back would be bought back (not including Excluded Tenders).

4	When the scale back is calculated, all fractions are rounded down to the next Share.

5	Shares remaining refers only to Shares remaining from those Shares which were tendered at a 10 per cent Tender Discount.

6	Shareholder D tendered all of their Shares at or below the Buy-Back Price. As a result of the scale back and Priority Allocation, Shareholder D would be left with less than 200 Shares and so the Tender is an Excluded Tender. Shareholder E did not tender all of their Shares so their tender is not an Excluded Tender.

7	Shares that are bought back refers only to Shares that are bought back from those Shares which were tendered at a 10 per cent Tender Discount.

1.16 Can I elect a Minimum Price for the purchase of my Shares?

If you choose to tender Shares into the Buy-Back, you will need to nominate a Tender Discount or lodge a Final Price Tender. In addition, you also have the option of making your Tender conditional on the Buy-Back Price being no less than one of the seven specified Minimum Prices set out on the Tender Form. Note that this is an additional option available to you but may impact the success of your Tender.

If you are concerned that movements in the Market Price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than the price at which you are willing to sell your Shares, then you may wish to make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back by BHP Billiton Limited.

If you choose to make your Tender conditional on the Buy-Back Price being no less than one of the specified Minimum Prices, you must do this in addition to nominating a Tender Discount or a Final Price Tender. If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price, your Tender will be invalid and will not be accepted by BHP Billiton Limited.

BHP Billiton Limited

1.17 How have BHP Billiton Limited shares performed over recent times?

The closing price of BHP Billiton Limited shares on the ASX on 4 October 2004, being the last trading day before the Company announced details of the Buy-Back, was A$14.75.

The Company’s highest and lowest market sale prices during each of the preceding five months were as follows:

Volume Weighted
Period	Low	High	Average Price[1]
May 2004	A$11.28	A$12.10	A$11.73
June 2004	A$11.91	A$12.55	A$12.26
July 2004	A$12.41	A$13.18	A$12.72
August 2004	A$12.92	A$13.48	A$13.19
September 2004	A$13.10	A$14.61	A$13.65

Source: IRESS

Note:

1	Calculated as the total value of BHP Billiton Limited shares divided by the total volume of BHP Billiton Limited shares traded on the ASX over the specified period of time, excluding any trades that BHP Billiton Limited intends to exclude from the calculation of VWAP, as defined in Section 5.

A graph indicating the Share price performance of BHP Billiton Limited over the period from 1 January 2003 to 4 October 2004 is set out below.

Source: IRESS

BHP Billiton Limited

1.18 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you may tender into the Buy-Back. You may tender any number of Shares up to this maximum number. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered into the Buy-Back, unless you first withdraw or amend your Tender (see Section 1.19).

Step 2 – Choose your Tender Discount(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the discount(s) to the Market Price at which you are willing to sell these Shares (your Tender Discount(s)).

You may tender your Shares at any discount in the range (from 5 per cent to 14 per cent to the Market Price) as set out on the Tender Form or as a Final Price Tender. This will equate to the lowest price (i.e. the largest discount to the Market Price) which you will receive for any Shares bought back. You may also tender different parcels of the Shares you wish to sell at different Tender Discounts. For example, you may tender one third of the Shares you wish to sell at a 14 per cent Tender Discount, one third at an 8 per cent Tender Discount and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Discounts. Each parcel of Shares tendered at a different Tender Discount is a separate Tender. The total number of Shares that you tender into the Buy-Back should not exceed the number of entitled Shares that you held as at the Buy-Back Record Date, as set out in Box A on your Tender Form.

To assist you, a tax calculator has been provided on BHP Billiton’s website at www.bhpbilliton.com. The same information can be obtained by calling the enquiry line on 1300 726 379 toll free (within Australia) or +613 9415 4208 (if you are calling from outside Australia).

For the purposes of the Buy-Back, the Company will commence calculating an estimate of the Market Price from 6.00pm on Monday, 15 November 2004. Please note that the Market Price provided on the website at www.bhpbilliton.com will only be an estimation given that it will only include trading from opening on Monday, 15 November 2004 to the close of the previous day. The actual Market Price will be available no later than 6.00pm on Friday, 19 November 2004 (see Section 1.9).

Shareholders may wish to delay submitting their Tender until towards the end of the Tender Period, so that they can consider the approximate or actual Market Price before submitting their Tender Form.

Step 3 – Choose your Minimum Price (optional)

In addition to choosing to tender your Shares at the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see Section 1.16). If you elect a Minimum Price, your Tender will be conditional upon the Buy-Back Price being no less than the Minimum Price chosen by you on your Tender Form. The Minimum Price can only be one of the seven listed Minimum Prices specified on the Tender Form.

Step 4 – Submit your Tender(s)

How you submit your Tender will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Discount(s), and, if you choose, your Minimum Price, you need to complete and sign your personalised Tender Form and return it to the Registry.

BHP Billiton Limited

Your completed Tender Form must be received by the Registry by midnight (Melbourne time) on Friday, 19 November 2004 at:

If sending by mail
BHP Billiton Limited Buy-Back
C/- Computershare Investor Services Pty Limited
GPO Box 4261
Melbourne VIC 8060
AUSTRALIA

If delivering in person
BHP Billiton Limited Buy-Back
C/- Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067
AUSTRALIA

If sending by facsimile
BHP Billiton Limited Buy-Back Fax no: +613 9473 2472

You can use the enclosed reply-paid envelope if you are posting your Tender Form in Australia. If you are sending your Tender Form by facsimile, do NOT send your original Tender Form to the Registry.

BHP Billiton will not accept your Tender Form unless it is actually received at one of these addresses by midnight (Melbourne time) on Friday, 19 November 2004. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

BHP Billiton will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting on behalf or for the account of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.

American Depositary Receipts representing BHP Billiton Limited shares (ADRs) may not be tendered into the Buy-Back.

If you have any questions in relation to the processing of your Tender Form, please contact the BHP Billiton Buy-Back enquiry line on 1300 726 379 toll free from within Australia or on +613 9415 4208 if you are calling from outside Australia, between the hours of 8.30am and 5.30pm (Melbourne time) on a business day. On the Closing Date, the enquiry line will remain open until midnight (Melbourne time). Otherwise, please contact your professional adviser.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and, if you choose, your Minimum Price, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender so that it is received by the Registry by midnight (Melbourne time) on Friday, 19 November 20041. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back Record Date is printed on your Tender Form.

You should NOT send your Tender Form to the Registry.

If you are a CHESS Holder, you will receive written confirmation from CHESS of the Tenders made on your holding or Tenders withdrawn by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton of any Tender.

(c) Certificated Holders on the London Register

Once you have determined the number of Shares you wish to sell, your Tender Discount(s) and, if you choose, your Minimum Price, you will need to send your completed Tender Form AND your original share certificate to the Registry so that it is received no later than midnight (Melbourne time) on Friday, 19 November 2004.

1	Please note that while the CHESS subregister automatically shuts down at 7.00pm each night, any Tenders received between 7.00pm to midnight on Friday, 19 November 2004 will be accepted on the basis of the time that the request was received by CHESS. Receipts for requests received between 7.00pm and midnight on Friday, 19 November 2004 will be distributed to your controlling participant on the morning of Saturday, 20 November 2004.

BHP Billiton Limited

1.19 Can I withdraw or amend my Tender?

Once you have submitted a Tender, it can only be withdrawn or amended by following the procedures set out below.

(a) Issuer Sponsored Holdings

To withdraw a Tender you have submitted you will need to submit a Withdrawal/Amendment Form, a copy of which is included at the back of this booklet. To obtain an additional Withdrawal/Amendment Form you should contact the BHP Billiton Buy-Back enquiry line between the hours of 8.30am and 5.30pm (Melbourne time) on a business day on 1300 726 379 toll free within Australia or on +613 9415 4208 if you are calling from outside Australia.

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the ‘Withdrawal’ box on the Withdrawal/Amendment Form, completing your shareholder details, signing the form and sending it to the Registry at the address provided so that it is received no later than midnight (Melbourne time) on Friday, 19 November 2004.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the ‘Amendment Box’ on the Withdrawal/Amendment Form. You must then complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Registry so that it is received no later than midnight (Melbourne time) on Friday, 19 November 2004.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your previous Tenders and (where applicable) replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form, you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them. If your Withdrawal/Amendment Form is incomplete or incorrect, the Registry will make at least one attempt to contact you before the Closing Date. Where there is insufficient time or you cannot be contacted, your Withdrawal/Amendment Form will not be accepted and your existing Tender will be accepted into the Buy-Back.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than midnight (Melbourne time) on Friday, 19 November 2004.

If you have a CHESS Holding, you should NOT send a Withdrawal/Amendment Form to the Registry.

The effect of your controlling participant withdrawing or amending one of more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you will receive written confirmation from CHESS of the withdrawals or amendments made in relation to your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by BHP Billiton of your withdrawal or amendment of any Tender.

1.20 How can I obtain additional Tender or Withdrawal/Amendment Forms?

If you require an additional Withdrawal/Amendment Form or any replacement Tender Forms, please call the BHP Billiton Buy-Back enquiry line on 1300 726 379 toll free within Australia or on +613 9415 4208 if you are calling from outside Australia between the hours of 8.30am and 5.30pm (Melbourne time) on a business day.

You should keep in mind that, in order to withdraw or amend your Tender at or near the end of the Tender Period, you should have sent your form to the Registry so that it is received by no later than midnight (Melbourne time) on Friday, 19 November 2004.

BHP Billiton Limited

1.21 Can ordinary shares held by BHP Billiton’s employees be tendered?

If you are a current or former employee of BHP Billiton and hold Shares under one of BHP Billiton’s Employee Incentive Schemes (EIS), you are entitled to participate in the Buy-Back if:

(a)	your EIS Shares are on the EIS sub-register (in your name or in the name of the EIS trustee) on Friday, 15 October 2004;

(b)	you have repaid any current amounts owing in respect of those EIS Shares by 5.30pm (Melbourne time) on Friday, 12 November 2004; and

(c)	you are not located in the United States or Canada and are not a US Person or a resident of Canada.

For further information on participation in the Buy-Back in respect of your EIS Shares, please refer to the EIS Participation Letter dated 5 October 2004.

If you have not yet received an EIS Participation Letter and you are interested in tendering your EIS Shares, or if you have any other queries about tendering your EIS Shares, please call the EIS Buy-Back enquiry line on 1300 726 379 toll free within Australia or on +613 9415 4208 if you are calling from outside Australia.

1.22 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the BHP Billiton Limited Share Register by midnight (Melbourne time) on Friday, 19 November 2004, all proceeds due to you under the Buy-Back will be credited to your nominated bank account, provided it is domiciled outside the United States or Canada. If your nominated bank account is domiciled in the United States or Canada, you will receive a cheque in Australian dollars. Where dividends are normally paid in a currency other than Australian dollars, the Buy-Back proceeds will be paid in that other currency, by direct credit, provided that BHP Billiton will only make payments in New Zealand dollars and pounds sterling. To determine the amounts payable in currencies other than Australian dollars, the Buy-Back proceeds will be converted into the relevant currency at the applicable exchange rate on the Buy-Back Date as determined by BHP Billiton.

Alternatively, if you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, you may change your current direct credit instructions by providing written instructions to the Registry before midnight (Melbourne time) on 19 November 2004. Please note that if you do alter your nominated bank account details, this will be taken to be your nominated bank account for future dividend payments.

Cheques and direct credit advices will be mailed to you at your risk, to your address (which must be outside the United States and Canada) as shown on the BHP Billiton Limited Share Register at midnight (Melbourne time) on Friday, 19 November 2004. It is your responsibility to inform the Registry of any changes to your contact details.

Payments to bank accounts and dispatch of cheques are expected to be completed by 30 November 2004. Payments to the accounts and the dispatch of cheques to the addresses on the BHP Billiton Share Limited Register will satisfy BHP Billiton’s obligation to pay you for any Shares bought back.

1.23 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell the Shares once you have tendered them into the Buy-Back. Nor should you convert the Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, if you change your controlling participant). However, any Shares which you have not tendered into the Buy-Back may be sold or otherwise dealt with in the ordinary manner.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a ‘subposition’ in the BHP Billiton Limited Share Register. You will not be able to deal successfully with those Shares until they are released from the subposition. For the Shares to be released from that subposition before the end of the Tender Period, you must withdraw or amend your Tender in accordance with the procedures set out in Section 1.19 of this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares which you have tendered. If at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, BHP Billiton Limited may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see Sections 4.10 and 4.12 for further details).

BHP Billiton Limited

1.24 If I purchase other Shares during the Tender Period, will my tendered Shares be affected?

Shareholders who tender their Shares to BHP Billiton Limited under the Buy-Back will be able to purchase additional shares in BHP Billiton Limited on or after 11 October 2004 on the ASX without compromising their Australian tax position1, specifically their entitlement for claiming related franking credits, on Shares sold into the Buy-Back. This is because the ATO has indicated that such additional shares will be excluded from the ‘last-in-first-out’ rule and therefore will not affect shareholders’ ability to receive franking credits on Shares acquired on or before 7 October 2004 in accordance with the 45-day rule (refer to Section 2.8).

General information on the Australian tax implications for shareholders participating in the Buy-Back is included in Section 2 of this booklet but eligible shareholders will need to consider their own particular tax circumstances.

1.25 Can I still vote at the Annual General Meeting if I tender all my Shares into the Buy-Back?

Yes. Shareholders who tender their Shares to BHP Billiton Limited will be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at the Annual General Meeting on 22 October 2004 and at any other general meeting that is held before the Closing Date.

1	Provided the additional Shares are not registered on or before 15 October 2004.

BHP Billiton Limited

2 AUSTRALIAN TAX IMPLICATIONS FOR SHAREHOLDERS

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances. It is therefore important that you seek professional tax advice to take into account your particular circumstances.

2.1 Introduction

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 12 October 2004. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. BHP Billiton Limited has received a draft Class Ruling from the ATO for shareholders who participate in the Buy-Back, which provides preliminary confirmation of a number of the statements contained in this summary. Although it is not anticipated to be the case, it is possible that the final Class Ruling, which will not be issued by the ATO until after the Buy-Back has been completed, may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may differ significantly from those discussed below.

The Buy-Back will constitute an ‘off-market’ buy-back for tax purposes. All of the Buy-Back Price in excess of A$2.10 will be treated as a fully franked dividend.

A shareholder participating in the Buy-Back will be taken, for CGT purposes, to have disposed of their Shares when BHP Billiton Limited accepts the Tender. This is anticipated to be no later than 23 November 2004. For Australian tax purposes a shareholder will be treated as disposing of their Shares for the A$2.10 capital component plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The Tax Value is expected to be A$14.35 adjusted for movement in the S&P/ASX 200 Index from the commencement of trading on 5 October 2004 to the close of trading on the Closing Date (expected to be 19 November 2004) (see Section 2.7).

2.2 Australian resident individual

Income Tax – Treatment of dividend

An Australian resident individual participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$2.10 for each Share bought back. The dividend will be included in the individual’s assessable income.

If a shareholder whose Shares are bought back is entitled to the benefit of franking credits on the dividend (see Section 2.7 below) the shareholder will also:

•	include the franking credit on the dividend in their assessable income; and

•	be entitled to a tax offset equal to the franking credit.

The tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a cash refund of that excess.

Capital Gains Tax – Disposal of Shares acquired after 19 September 19851

An Australian resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$2.10 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO’s method for calculating the Tax Value is discussed in Section 2.7.

The calculation of any capital gain in respect of Shares bought back will depend on when the Shares were bought. If a shareholder has held their Shares for less than 12 months, any capital gain will be calculated as the excess of the deemed capital proceeds over the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply the CGT discount (which reduces the gain, net of any capital losses, by 50 per cent). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the CGT discount in calculating any capital gain on disposal.

1	Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia but the dividend component of the Buy-Back Price will be relevant for income tax purposes.

BHP Billiton Limited

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base amount must also be adjusted for any capital reductions or bonus issues of shares. For example, on the formation of the DLC in 2001 a bonus issue of 1.0651 shares for each share held was made. Further, capital reductions were undertaken to facilitate the demerger of each of OneSteel Ltd in October 2000 (A$0.66 reduction in cost base per share before adjustment for DLC bonus shares) and BlueScope Steel Ltd in July 2002 (5.063 per cent reduction in cost base).

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are limited to A$2.10 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price (i.e. the dividend component is not included in the capital proceeds). The lower deemed capital proceeds also means that any capital gain which may otherwise have arisen on disposal of the Shares is reduced or eliminated.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder’s assessable income from the Buy-Back.

The table at Section 2.6 provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The actual tax consequences will depend on the Buy-Back Price, the Tax Value, the individual’s applicable marginal tax rate and their CGT cost base for the Shares.

It is important to understand that the table is an example only and is based on a number of assumptions including:

(a)	an assumed Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the frankable distribution will not be known until after the Closing Date;

(b)	a Tax Value which may change, depending on the movement in the S&P/ASX 200 Index up to the Closing Date. The actual Tax Value will not be known until after the Closing Date; and

(c)	assuming a cost base of A$8.00 per share.

In any event, the tax consequences for an individual may be different because of their particular circumstances.

2.3 Australian resident company

Income Tax – Treatment of dividend

An Australian resident company participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$2.10 for each Share bought back.

The company shareholder will be required to include the dividend in its assessable income.

If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.8 below), the shareholder will also:

•	include the franking credit on the dividend in its assessable income;

•	be entitled to a tax offset equal to the franking credit; and

•	be entitled to a credit in its own franking account equal to the amount of the franking credit.

If the tax offset exceeds the tax payable by the shareholder, no tax refund is available but the full franking credit may nevertheless be credited to the shareholder’s own franking account.

BHP Billiton Limited

Capital Gains Tax – Disposal of Shares acquired after 19 September 19851

An Australian resident company participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$2.10 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO’s method for calculating the Tax Value is discussed in Section 2.7.

A capital gain for a Share disposed of under the Buy-Back will arise to the extent that the deemed capital proceeds exceed the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the cost base may be indexed to 30 September 1999.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base amount must also be adjusted for any capital reductions or bonus issues of shares. For example, on the formation of the DLC in 2001 a bonus issue of 1.0651 shares for each share held was made. Further, capital reductions were undertaken to facilitate the demerger of each of OneSteel Ltd in October 2000 (A$0.66 reduction in cost base per share before adjustment for DLC bonus shares) and BlueScope Steel Ltd in July 2002 (5.063 per cent reduction in cost base).

Unless retrospective legislation is introduced to the contrary (see below), a capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used may be carried forward and used to offset capital gains made in later income years subject to restrictions including the continuity of ownership test or the same business test.

Any capital loss arising from the Buy-Back cannot be offset against the dividend or any franking credit included in the shareholder’s assessable income.

Proposed retrospective legislation to limit buy-back capital losses incurred by Australian resident companies was introduced on 24 June 2004 (Schedule 3 to Tax Laws Amendment (2004 Measures No 4) Bill 2004), but the bill was not passed by the Senate, and, due to the announcement of the 2004 general election, the bill has been withdrawn. If a new Government reintroduces and passes a similar bill, the measure to limit buy-back capital losses incurred by Australian resident companies will apply to off-market share buy-backs with effect from 1 July 2002. The detailed provisions would be complex (being amendments to subsection 159GZZZQ(8) of the Income Tax Assessment Act 1936) but, in principle, could deem the capital proceeds of each bought-back share to be equal to its Tax Value (i.e. including the dividend component). In view of this possible retrospectivity, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

2.4 Australian complying superannuation fund

Income Tax – Treatment of dividend

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the excess of the Buy-Back Price over A$2.10 for each Share bought back. The shareholder will be required to include in its assessable income the amount of the dividend.

If the shareholder is entitled to the benefit of franking credits on the dividend (see Section 2.8 below), the shareholder will also:

•	include the franking credit on the dividend in its assessable income; and

•	be entitled to a tax offset equal to the franking credit.

The tax offset reduces the total tax payable by the shareholder on its taxable income. If the tax offset exceeds the total tax payable by the shareholder on its taxable income, the shareholder may be entitled to a cash refund of that excess.

1	Shares acquired on or before 19 September 1985 will not normally be subject to CGT in Australia but the dividend component of the Buy-Back Price will be relevant for income tax purposes.

BHP Billiton Limited

Capital Gains Tax – Disposal of Shares (including Shares acquired on or before 19 September 1985)

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of A$2.10 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. The ATO’s method for calculating the Tax Value is discussed in Section 2.7.

A capital gain for a Share disposed of under the Buy-Back will arise to the extent that the capital proceeds exceed the CGT cost base of the Share. If the Share was acquired at or before 11.45am (ACT time) on 21 September 1999, the shareholder may choose whether to index the cost base to 30 September 1999 or apply a one-third CGT discount (which reduces the gain, net of any capital losses, by one-third). Shareholders who acquired their Shares after 11.45am (ACT time) on 21 September 1999 and have held their Shares for more than 12 months must apply the one-third CGT discount.

Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal. The cost base amount must also be adjusted for any capital reductions or bonus issues of shares. For example, on the formation of the DLC in 2001 a bonus issue of 1.0651 shares for each share held was made. Further, BHP Billiton undertook capital reductions to facilitate the demerger of each of OneSteel Ltd in October 2000 (A$0.66 reduction in cost base per share before adjustment for DLC bonus shares) and BlueScope Steel Ltd in July 2002 (5.063 per cent reduction in cost base). It should also be noted that if the shares were acquired by the fund before 1 July 1988, the CGT cost base may have been adjusted to the market value of the shares on 30 June 1988.

A capital loss for a Share disposed of under the Buy-Back will arise to the extent that the CGT cost base of the Share exceeds the deemed capital proceeds. No allowance for indexation is made in determining the cost base of the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses that are not used in the income year in which they arise may be carried forward and used to offset capital gains made in later income years.

Any capital loss arising from the Buy-Back cannot be offset against the dividend and franking credit included in the shareholder’s assessable income.

2.5 Non-residents of Australia

The proceeds of any Shares bought back will not be subject to Australian withholding tax.

Income Tax – Tax treatment of dividend component

Non-resident shareholders should note that the deemed dividend component of the Buy-Back Price is only relevant for Australian tax purposes. The treatment of the deemed dividend component is a function of Australian tax law (Division 16K of the Income Tax Assessment Act 1936) and does not alter the fact that, for all other purposes, the entire Buy-Back Price is simply the proceeds from selling the Shares back to BHP Billiton Limited. It should therefore be expected, subject to specific overseas tax advice, that the tax laws of the jurisdiction in which the shareholder resides will not treat any part of the Buy-Back Price as a dividend.

For Australian tax purposes, the dividend component of the Buy-Back Price is specifically not subject to either Australian income tax or Australian withholding tax. This is because the dividend component is fully franked. The franking credits which are attached to the dividend component will generally have no further relevance for shareholders resident outside Australia and no part of those franking credits is refundable to shareholders resident outside Australia.

Since the Buy-Back will proceed only at a price that represents at least a 5 per cent discount to the Market Price, shareholders resident outside Australia would generally be expected to receive a better price for their shares by selling them on-market.

Capital Gains Tax – Disposal of Shares

No Australian CGT gain or loss should arise for a non-resident participating in the Buy-Back unless the non-resident together with its ‘associates’ has at any time in the preceding five years held 10 per cent or more of the issued shares of BHP Billiton Limited.

If a non-resident shareholder holds shares in BHP Billiton Limited as part of a business conducted through a permanent establishment in Australia, different CGT consequences may arise and specific Australian taxation advice should be sought.

BHP Billiton Limited

2.6 Worked tax example for Australian resident individuals and Australian complying superannuation funds

The worked example below sets out the tax consequences per Share for Australian resident individuals and Australian complying superannuation funds participating in the Buy-Back for Shares acquired after 19 September 1985, and assumes a Buy-Back Price of A$12.34 and a cost base of A$8.00 per Share.

	Superfund	Tax payable by individuals [1]
	$0+	$0–$6000	$6001–$21600	$21601–$58000	$58001–$70000	$70000+
	15.0%	0% marginal	18.5% marginal	31.5% marginal	43.5% marginal	48.5% marginal
	tax rate	tax rate	tax rate	tax rate	tax rate	tax rate
Income tax consequences (dividend)
Assumed fully franked dividend [2]	$10.24	$10.24	$10.24	$10.24	$10.24	$10.24
Add: gross up for franking credits	$4.39	$4.39	$4.39	$4.39	$4.39	$4.39

Assessable income	$14.63	$14.63	$14.63	$14.63	$14.63	$14.63
Tax on that assessable income	($2.19)	$0.00	($2.71)	($4.61)	($6.36)	($7.09)
Tax offset [3]	$4.39	$4.39	$4.39	$4.39	$4.39	$4.39

Net tax offset (tax payable) on franked dividend	$2.20	$4.39	$1.68	($0.22)	($1.97)	($2.70)

After tax proceeds [3]	$12.44	$14.63	$11.92	$10.02	$8.27	$7.54

CGT consequences (capital)
Fixed capital component	$2.10	$2.10	$2.10	$2.10	$2.10	$2.10
Add: excess of Tax Value [4]	$2.01	$2.01	$2.01	$2.01	$2.01	$2.01
Less: illustrative cost base	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00

Nominal capital gain/(loss) on disposal	($3.89)	($3.89)	($3.89)	($3.89)	($3.89)	($3.89)
Discount capital gain/(loss) [5]	($2.59)	($1.95)	($1.95)	($1.95)	($1.95)	($1.95)

Tax impact of capital (gain)/loss [6]	$0.39	$0.00	$0.36	$0.61	$0.85	$0.94

After tax proceeds [6]	$2.49	$2.10	$2.46	$2.71	$2.95	$3.04

Total after tax proceeds	$14.93	$16.73	$14.38	$12.73	$11.21	$10.58

1	For the purposes of the analysis, it is assumed that the marginal tax rate for individuals includes the Medicare levy at a rate of 1.5 per cent. The liability of an individual to pay the Medicare levy depends on the individual’s own circumstances.

2	This assumed fully franked dividend is calculated as the assumed Buy-Back Price of A$12.34 less the fixed capital component of A$2.10.

3	This assumes the shareholder is fully entitled to franking credits.

4	This assumes, for illustrative purposes only, that the market value for tax purposes (the ‘Tax Value’) of the Shares is A$14.35. The actual Tax Value will be A$14.35, adjusted for the movement in the S&P/ASX 200 Index from the opening on 5 October 2004 to the Closing Date.

5	This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50 per cent for individuals; 66 per cent for super funds).

6	This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss which arises under the Buy-Back may be different to any capital gain/loss which may have arisen under an equivalent sale of Shares on-market. This is because the capital proceeds under the Buy-Back are limited to the aggregate of A$2.10 (the cash capital component) plus A$2.01 (the assumed excess of the Tax Value over the Buy-Back Price). The A$2.01 is used for illustrative purposes only.

BHP Billiton Limited

2.7 Taxation Determination TD2004/22

On 30 June 2004, the ATO released Taxation Determination TD2004/22 which sets out the ATO’s view generally in relation to the basis of determining the capital proceeds on the disposal of shares for CGT purposes under an off-market buy-back. It seeks to determine the market value of the shares at the time of a buy-back, calculated as if the buy-back did not occur and was never proposed to occur (‘Tax Value’).

In TD2004/22, the ATO has indicated that the Tax Value should be determined as the volume weighted average price of the Shares over the last five trading days before the first announcement of the Buy-Back (that is, A$14.35) adjusted for the movement in the S&P/ASX 200 Index from the commencement of trading on the day of announcement (in this case 5 October 2004) to the close of trading on the Closing Date (expected to be 19 November 2004).

The ATO has indicated that for the purposes of the Buy-Back, the Tax Value will be determined in accordance with the following formula:

Closing level of S&P/ASX 200 Index
A$14.35 x	on the Closing Date

3697.7*

*3697.7 was the opening level of the S&P/ASX 200 Index on 5 October 2004.

If the movement in the S&P/ASX 200 Index is significantly different from the movement in the Company’s market price over the relevant period, BHP Billiton Limited may approach the ATO to seek to vary the methodology used to determine the Tax Value.

If the Buy-Back Price is higher than the Tax Value, a portion of the dividend equal to the difference between the Buy-Back Price and the Tax Value would be deemed to be unfrankable. However, as BHP Billiton intends to set the Buy-Back Price at no more than the Tax Value, this will not occur.

2.8 Limits on availability of franking credits and tax offsets

The Australian tax legislation includes a number of rules which may prevent shareholders participating in the Buy-Back from claiming the benefit of franking credits on the dividend component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits. These rules may deny the benefit of franking credits to shareholders generally, or because of their particular circumstances.

BHP Billiton Limited has received preliminary advice from the ATO that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the dividend under the Buy-Back. This is expected to be confirmed in the Class Ruling.

However, the particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period during which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule (‘the 45-day rule’) in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed A$5000 should not be subject to the 45-day rule. As a result of some recent changes to the law this exemption may not be available. However, the Minister for Revenue and Assistant Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45-day rule requires a resident shareholder to have held their Shares ‘at risk’ for a specified period in order to qualify for the franking credit on the dividend. This would include the dividend component of the Buy-Back Price. The 45-day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the day after those Shares were acquired and ending 45 days after the day on which the Shares become ex-dividend.

BHP Billiton Limited

The 45-day rule is complex. Generally, a shareholder who is subject to the rule and has acquired their Shares on or after 8 October 2004 would fail the 45-day rule in respect of the dividend component of the Buy-Back Price. This is on the assumption that the determination of the Buy-Back allocation occurs on 22 November 2004.

A shareholder may fail the requirements of the 45-day rule even if the shareholder acquired their Shares before 8 October 2004. This may arise where the shareholder has entered into other arrangements regarding the Shares which reduce their risk of loss or opportunity for gain on the Shares. For example, granting an option to another person to acquire their Shares would reduce that risk or opportunity.

The 45-day rule also operates on a ‘last-in-first-out’ basis so that a shareholder will be deemed, for the purpose of applying the 45-day rule, to have disposed of their most recently acquired Shares under the Buy-Back. Generally, if the most recently acquired Shares were acquired on or after 8 October 2004, the shareholder may not qualify for the franking credit on the dividend deemed to have been received by a shareholder participating in the Buy-Back. BHP Billiton Limited has received clarification on the treatment of shares purchased within the 45-day period and the ATO has agreed that shares purchased on or after 11 October 2004 ex-entitlement to participate in the Buy-Back will be excluded from the ‘last-in-first-out’ rule. These shares will therefore not affect the ability to receive franking credits on Shares acquired on or before 7 October 2004 which are tendered into the Buy-Back. If the determination of the Buy-Back allocations occurs on a day other than 22 November 2004, these dates may alter.

In addition, where the shareholder is under an obligation to make related payments in respect of the dividend arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit unless other at risk holding requirements are satisfied.

BHP Billiton Limited

3 EFFECT OF THE BUY-BACK ON BHP BILLITON

3.1 Full year results and other information

BHP Billiton achieved new records in the 2004 financial year, both in relation to its operations and its financial results, reported in accordance with both Australian and UK Generally Accepted Accounting Principles (GAAP).

Under Australian GAAP, net profit for the year ended 30 June 2004 increased by 83.0 per cent to US$3.4 billion compared to the previous year. Basic earnings per share increased to 54.7 US cents per share, up 82.3 per cent on the prior year. Net operating cash flow for the year was a record US$5.3 billion.

Under UK GAAP, attributable profit (before exceptional items) for the year ended 30 June 2004 increased by 82.8 per cent to US$3.5 billion compared to the prior year. Attributable profit (after exceptional items) of US$3.4 billion, represented a 77.7 per cent increase from last year’s results. Basic earnings per share (excluding exceptional items) increased to 56.4 US cents per share, up 82.5 per cent on the prior year. Including exceptional items, basic earnings per share was also a record at 54.3 US cents per share, 77.5 per cent higher than in the prior year. Available cash flow (after interest and tax) for the year was a record US$5.2 billion.

This record result is reflective of strong market conditions and the successful execution of BHP Billiton’s business strategy. Since the creation of BHP Billiton, it has consistently focused on maximising the operating performance of its world-class assets, reducing costs and improving the efficiencies of its businesses. BHP Billiton has utilised the strong cash flows generated from those businesses to invest in value accretive organic growth projects.

Consistent with BHP Billiton’s ongoing progressive dividend policy, a final dividend of 9.5 US cents per share was declared on 18 August 2004 (representing an increase of 26.7 per cent over last year’s final dividend) bringing the total dividends for the 2004 financial year to 26 US cents per share.

Electronic copies of BHP Billiton’s 2004 full year profit announcement can be found at www.bhpbilliton.com. Announcements made by BHP Billiton after the date of this booklet may be of interest to shareholders. Any such announcements can also be found on BHP Billiton’s website at www.bhpbilliton.com.

Capital management

On 18 August 2004, BHP Billiton announced its intention to return up to US$2 billion of surplus capital to shareholders, in addition to its ongoing progressive dividend policy. The return of capital is consistent with the group’s commitment to demonstrating strong capital discipline whilst ensuring that it is able to continue to finance its strong and growing organic growth pipeline. BHP Billiton has consistently stated that the priorities for its cash flow are: to finance growth opportunities with attractive rates of return; to maintain a capital structure in line with an ‘A’ credit rating; and to return cash to shareholders, either through its progressive dividend policy or by other means such as this Buy-Back.

3.2 Impact of Buy-Back on future growth

BHP Billiton has an extensive project pipeline of value accretive greenfield and brownfield expansion opportunities. This includes approximately US$8.6 billion of projects currently in development and feasibility stages plus further projects in pre-feasibility (or even earlier stages) which are not yet included in its project pipeline. Given the strength of BHP Billiton’s financial position, the Buy-Back will not prejudice its ability to continue to fund these opportunities or other value enhancing opportunities as they arise.

3.3 How will the Buy-Back be funded?

The Buy-Back will be funded from existing resources. Given the strength of the group’s financial position, BHP Billiton will remain strongly capitalised after completion of the Buy-Back, and will remain in line with an ‘A’ credit rating.

BHP Billiton Limited

3.4 Impact of the Buy-Back on key financial indicators

The precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back are finalised. However, the Buy-Back is expected to improve BHP Billiton’s earnings per share, cash flow per share and return on equity in the 2005 and later financial years. The more shares that are repurchased, the greater the expected enhancement. As the Buy-Back will be funded by existing resources, the gearing of BHP Billiton is expected to increase but this will not compromise the Company’s ‘A’ credit rating or ability to fund its strong pipeline of organic growth projects.

The reduction in franking credits resulting from the Buy-Back will not be known until the Buy-Back Price and total size of the Buy-Back are determined. In any event, BHP Billiton expects to continue to be in a position to fully frank its dividends for the foreseeable future.

3.5 Financial impact of the Buy-Back

Basis of Presentation of Financial Information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a DLC structure. This was effected by contractual arrangements between the companies and amendments to their constitutional documents (see Section 3.8).

The effect of the DLC structure is that BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries operate together as a single economic entity.

In accordance with Australian GAAP and consistent with the ASIC Practice Note 71 ‘Financial Reporting by Australian Entities in Dual Listed Company Arrangements’, and an order issued by ASIC under Section 340 of the Corporations Act on 2 September 2002, BHP Billiton presents its financial statements for the combined entity, consisting of BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies.

Financial statements are presented in US dollars. At 30 June 2004, US$0.6897 was equal to one Australian dollar.

The financial information presented in this Section 3 has been prepared in accordance with Australian GAAP, unless noted otherwise. BHP Billiton also prepares financial reports in accordance with UK GAAP (reconciled to US GAAP) and these can be accessed at www.bhpbilliton.com.

BHP Billiton Limited

Summarised Statement of Financial Position

The table below sets out BHP Billiton’s summarised Statement of Financial Position and a Pro-forma summarised Statement of Financial Position as at 30 June 2004, prepared numerically (but not in relation to format) in accordance with Australian GAAP, assuming A$1.25 billion (US$0.86 billion) worth of Shares are bought back. There have been no material changes in current or non-current interest bearing liabilities, and no material reduction in shareholders’ equity (other than dividends declared) since 30 June 2004.

The table below sets out a summary of the impact of the Buy-Back on BHP Billiton’s Statement of Financial Position based on the assumptions in the footnotes below the table. The amount by which the Buy-Back Price exceeds the amount debited to contributed equity (A$2.10 (US$1.45) per share) will be debited to retained profits. For example, if the Buy-Back Price is A$12.34 (US$8.51), an amount of A$10.24 (US$7.06) per Share will be debited to retained profits.

	Actual	Pro-forma [1,2]
As at 30 June 2004	US$M	US$M
Assets
Cash assets	1818	956
Other assets	29361	29361

Total assets	31179	30317

Liabilities
Other liabilities	15754	15754

Total liabilities	15754	15754

Net Assets	15425	14563

Equity
Contributed equity – Limited[3]	1851	1704
Retained profits[3]	10928	10213
Other equity	2646	2646

Total equity	15425	14563

Notes:

1 Pro-forma calculations assume the Buy-Back Price is A$12.34 (US$8.51), the number of Shares bought back is 101.3 million and A$1.25 billion (US$0.86 billion) worth of BHP Billiton Limited Shares are bought back. This Buy-Back Price is an example only. You should not rely on this price as being the Buy-Back Price. See Section 1.8 for an explanation on how the Buy-Back Price will be determined.

2 Pro-forma calculations assume, for illustrative purposes only, that the Buy-Back is funded wholly by cash on hand. Incidental costs of the Buy-Back have been excluded since they are insignificant to the pro-forma calculation.

3 Assuming a Buy-Back Price of A$12.34 (US$8.51) per Share, A$2.10 (US$1.45) per Share of the Buy-Back Price will be debited to contributed equity and the assumed balance of A$10.24 (US$7.06) per Share will be debited to retained profits.

BHP Billiton Limited

3.6 What effect will the Buy-Back have on BHP Billiton’s issued shares?

As at 5 October 2004, BHP Billiton Limited had on issue 3761.4 million fully paid ordinary shares and BHP Billiton Plc had on issue 2468.1 million fully paid ordinary shares (approximately 6229.6 million in aggregate for the BHP Billiton group).

Assuming a total of A$1.25 billion worth of BHP Billiton Limited’s Shares are bought back, the following table sets out the number of Shares, the percentage of total issued shares of BHP Billiton Limited and the percentage of total issued shares of the BHP Billiton group which would be bought back assuming different Buy-Back Prices. The table is an example only and you should not rely on it as being the percentage of Shares which will be bought back. All Shares that BHP Billiton Limited buys back will be cancelled. The Buy-Back by BHP Billiton Limited will not change the number of issued shares of BHP Billiton Plc.

	Buy-Back Price	Number of Shares	Percentage of total	Percentage of total
Specified	assuming a Market	bought back	issued Shares of	issued shares of the
Tender Discount	Price of A$14.35	(million)	BHP Billiton Limited	BHP Billiton group
14%	A$12.34	101.3	2.7%	1.6%
13%	A$12.48	100.2	2.7%	1.6%
12%	A$12.63	99.0	2.6%	1.6%
11%	A$12.77	97.9	2.6%	1.6%
10%	A$12.92	96.7	2.6%	1.6%
9%	A$13.06	95.7	2.5%	1.5%
8%	A$13.20	94.7	2.5%	1.5%
7%	A$13.35	93.6	2.5%	1.5%
6%	A$13.49	92.7	2.5%	1.5%
5%	A$13.63	91.7	2.4%	1.5%

On 8 February 2001, BHP Billiton Limited (then known as BHP Limited) announced an on-market buy-back programme. BHP Billiton Limited has the authority to buy back up to 186 million shares less the number of shares bought back in BHP Billiton Plc. To date, BHP Billiton Limited has bought back approximately 4.1 million shares at a weighted average price of A$8.83 per share. The on-market buy-back programme was recently extended a further 12 months with effect from 1 October 2004 so that it now expires on 30 September 2005. BHP Billiton Plc has an existing authority to buy back up to 10 per cent of its own shares.

3.7 What effect will the Buy-Back have on the control of BHP Billiton?

Given the maximum number of Shares BHP Billiton is expected to acquire in the Buy-Back, the Buy-Back is not expected to have any change of control implications for BHP Billiton Limited or BHP Billiton Plc. This expectation is further supported by BHP Billiton’s widely held share ownership structure.

3.8 DLC structure

BHP Billiton operates under a DLC structure. As a result, shareholders of BHP Billiton Limited and BHP Billiton Plc are placed in substantially the same position in terms of voting rights, dividends and capital returns as if they hold shares in a single economic enterprise which controls the assets of both BHP Billiton Limited and BHP Billiton Plc.

Under the agreements which govern the DLC structure, an off-market buy-back by BHP Billiton Limited which is completed at a price that is at or below market value for the Shares does not require shareholder approval by BHP Billiton Limited or BHP Billiton Plc and does not require an equivalent offer to be made to BHP Billiton Plc shareholders. It also does not require an adjustment to the ratio of the rights of a BHP Billiton Limited shareholder relative to the rights of a BHP Billiton Plc shareholder.

BHP Billiton Limited

Given that the Buy-Back Price will be at least 5 per cent below the Market Price, there will be no requirement under the DLC structure for a similar transaction to be offered to the BHP Billiton Plc shareholders or for any other corporate action to be taken by BHP Billiton Plc.

3.9 Outlook

The global economy has continued to grow with synchronised demand in a number of developed and developing economies. Of particular note has been strong growth in China, Japan and other Asian economies. Recovery in the United States has been an important contributor to global growth and economic activity in Europe has been recovering from a relatively low base.

The Chinese government has taken steps to control excessive growth in certain areas of the economy. As a result, China’s economy is expected to ease modestly from current near double-digit growth rates. The efforts to slow demand growth did have an impact on certain materials prices in the second calendar quarter of 2004. However, given that the government remains committed to reform, infrastructure provision and economic growth, China is expected to remain a large and sustainable consumer of raw materials and resources in the coming years. As in any economic cycle, BHP Billiton expects that the rate of growth will vary from period to period, although this should not alter the trend of long-term growth and development.

In general terms, synchronised world growth, China’s strong demand growth and relatively low inventory levels have been instrumental in driving commodity prices to their highest levels in several years. In certain areas, this has been exacerbated by supply disruptions and physical infrastructure constraints.

These factors suggest that commodity prices could be sustained at higher levels than experienced in recent years. However, stronger commodity prices will in turn act as an inducement to new supply, which should bring supply and demand fundamentals back towards balance over the medium term.

BHP Billiton is well placed to exercise the growth options within its portfolio and increase production capacity for many commodities which are currently in short supply. Many of these expansions can be brought to market relatively quickly and at low cost, and will be profitable not only in today’s strong demand environment, but throughout the economic cycle. This is a key competitive advantage.

BHP Billiton’s combination of strong stable cash flow and extensive organic growth opportunities ensure that it will be able to take advantage of continued global economic growth and sustained demand for raw materials. BHP Billiton will also continue to look opportunistically at acquisitions where these fit the business strategy and add value.

BHP Billiton remains well positioned to meet the challenges ahead and will continue to assess and approve new projects and other opportunities as they arise.

BHP Billiton expects to release its First Quarter Production Report and Exploration & Development Report for the September 2004 quarter on 21 October 2004. Electronic copies of BHP Billiton’s announcements can be found at www.bhpbilliton.com.

3.10 Forward-looking statements

Certain statements contained in this Buy-Back Booklet, including statements in Section 3.9 above and statements regarding the implementation of BHP Billiton’s capital management programme and the effect on its business may constitute ‘forward-looking statements’ for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this booklet to reflect any future events or circumstances. The Company’s actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of Shares bought back pursuant to the Buy-Back Invitation, the Buy-Back Price and general trading and economic conditions affecting BHP Billiton. Further information about BHP Billiton, its business and factors affecting its operations is contained in the annual report and other reports which can be accessed on the website at www.bhpbilliton.com.

BHP Billiton Limited

4 ADDITIONAL INFORMATION ON THE BUY-BACK

This Section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees.

4.1 Size of the Buy-Back

ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act to permit BHP Billiton Limited to conduct the Buy-Back in substantially the same manner as an equal access scheme. Further details of the exemption granted by ASIC are set out in Section 4.14.

Under the Corporations Act, BHP Billiton Limited may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10 per cent of the smallest number of votes attaching to the Company’s voting shares at any time during the 12 months preceding the Buy-Back. The proposed maximum amount of the Buy-Back, and any increase arising from strong demand, will result in BHP Billiton Limited being significantly below the 10 per cent limit. In any event, BHP Billiton Limited retains the discretion to buy back a lesser number of Shares than indicated in this booklet or no Shares at all.

4.2 Excluded Foreign Persons and ADR Holders

This Buy-Back Invitation is not made to any Excluded Foreign Persons. In addition, ADRs are not eligible to participate in the Buy-Back.

Without limiting the rights that BHP Billiton otherwise has in relation to Tenders, a Tender submitted by an Excluded Foreign Person will not be accepted by BHP Billiton.

Specifically, any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada is not entitled to participate, directly or indirectly, in the Buy-Back.

Any person receiving any of the Buy-Back Documents must not, directly or indirectly, distribute or send them into the United States or Canada, or make them available to any US Person or resident of Canada (including to any legal or beneficial owner of BHP Billiton Limited shares that is a US Person or a resident of Canada) or any person who is in the United States or Canada.

BHP Billiton will not accept Tender Forms:

(a)	from any person who does not represent that they are not (and they are not acting on behalf or for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada; or

(b)	that have been postmarked in the United States or Canada or that otherwise appear to BHP Billiton or its agents to have been sent from the United States or Canada.

4.3 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Trustees or nominees who hold Shares on behalf of or for the account or benefit of a US Person or a resident of Canada or a person in the United States or Canada must not inform any such person of the Buy-Back. It is the responsibility of the trustee or nominee to ensure that, when completing an aggregated Tender Form, it does not include any Tender on behalf of a US Person or a resident of Canada or a person in the United States or Canada.

Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. It is the responsibility of the trustee or nominee to aggregate all instructions received from any underlying beneficial owners other than Excluded Foreign Persons and submit one combined Tender Form (if any).

ADRs representing Shares may not be tendered into the Buy-Back.

BHP Billiton Limited

4.4 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as Australian Clearing House Pty Limited collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation or by Australian Clearing House Pty Limited.

4.5 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares. For example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms. You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered into the Buy-Back will be applied to each separate registered holding.

4.6 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with instructions for joint holdings on the Tender Form.

4.7 Restrictions on the payment of Buy-Back proceeds

BHP Billiton will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

BHP Billiton is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959, Part 4 of the Charter of the United Nations Act 1945, the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001, and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

4.8 Rights under this Buy-Back Invitation cannot be transferred

You cannot transfer your rights under this Buy-Back Invitation. Those rights are personal to you.

4.9 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against BHP Billiton Limited. BHP Billiton Limited retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If BHP Billiton Limited accepts your Tender, a binding Buy-Back Contract is formed between you and BHP Billiton Limited, and you must sell the tendered Shares back to BHP Billiton Limited on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

•	offer to sell to BHP Billiton Limited on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (but subject to any Minimum Price chosen by you);

•	agree that the Company’s announcement to the ASX on the Buy-Back Date in relation to the Buy-Back Price and other details is effective notice or communication of the Company’s acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents), which are submitted in accordance with the Buy-Back Documents (or treated by BHP Billiton as being so submitted), which are at a price which is not less than your Minimum Price (if you have chosen one) and which are not rejected by BHP Billiton Limited, and is effective notice of BHP Billiton Limited’s rejection of any of your Tenders above the Buy-Back Price. You further agree that it is only upon such communication by announcement to the ASX that a Buy-Back Contract is formed for the purchase of relevant Shares and waive any requirement to receive further notice or communication from BHP Billiton of its acceptance or rejection of any Tender submitted by you;

BHP Billiton Limited

•	warrant to BHP Billiton Limited that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares that you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

•	warrant that you are a person to whom the Buy-Back Invitation may lawfully be made, or a person whose participation in the Buy-Back is permitted under the laws of the jurisdiction in which you are resident, and that you are not an Excluded Foreign Person;

•	warrant that you are not (nor are you acting for the account or benefit of) a US Person, a resident of Canada or a person located in the United States or Canada;

•	warrant that you are not tendering ADRs;

•	authorise BHP Billiton Limited (and its officers, agents or contractors) to correct any error in or omission from your Tender Form, and to insert any missing details;

•	warrant that you have not distributed or sent any Buy-Back Documents or other document referring to the Buy-Back into the United States or Canada or to any US Person, resident of Canada or ADR holder;

•	undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and

•	undertake that if you breach any of these covenants, undertakings, agreements or warranties you will indemnify BHP Billiton Limited for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant is processed through CHESS.

4.10 BHP Billiton’s right to accept or reject Tenders and Tender Forms

At any time, BHP Billiton Limited may (at its sole discretion):

•	accept or reject any Tender or Tender Form; and/or

•	accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

BHP Billiton Limited may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

BHP Billiton Limited will not accept any Tender or Tender Form that has been postmarked in the United States or Canada or that otherwise appears to BHP Billiton or its agents to have been sent from the United States or Canada.

4.11 BHP Billiton’s right to vary dates and times

While BHP Billiton Limited does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so without notifying you.

BHP Billiton Limited

4.12 BHP Billiton’s right to adjust Tenders

If you are entitled to participate, you can sell into the Buy-Back the lesser of:

•	the number of Shares registered in your name on 15 October 2004 (and, in accordance with the applicable Settlement Rules conferring an entitlement to participate in the Buy-Back); and

•	the number of shares you hold on the Buy-Back Date,

     (your ‘Entitled Shares’).

If you submit one Tender of more than your Entitled Shares and BHP Billiton Limited accepts your Tender, BHP Billiton Limited will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, BHP Billiton Limited will buy back only the number of your Entitled Shares in the following order of priority:

a.	BHP Billiton Limited will first buy back your Entitled Shares from your Tender submitted at your largest Tender Discount which represents a price that is at or below the Buy-Back Price or submitted as a Final Price Tender; and

b.	If, after the application of (a), you have Entitled Shares remaining, BHP Billiton Limited will next buy back your Entitled Shares from your Tender submitted at your next highest Tender Discount which represents a price that is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back Price are bought back.

The provisions set out above will be subject to the applicable price being not less than your Minimum Price (if you have chosen one) and will be subject to any scale back.

4.13 Directors’ entitlements

Directors are entitled to participate in the Buy-Back, but the BHP Billiton Board has determined that Directors and selected executives involved in implementing the Buy-Back should not participate in the Buy-Back in respect of Shares held beneficially by them. Accordingly, none of the Directors will participate in the Buy-Back.

As at 4 October 2004, the Directors of BHP Billiton Limited held or had a relevant interest in the following securities in the Company1:

	Beneficial	Number of	Performance		Performance	Deferred
Director	Shares	Options	Share Rights	Non-beneficial	Shares	Shares
Don Argus	203495	–	–	–	–	–
David Brink [1]	–	–	–	–	–	–
John Buchanan [1]	–	–	–	–	–	–
Michael Chaney	12338	–	–	–	–	–
David Crawford	25826	–	–	3301	–	–
Charles Goodyear	638807	1394575	136573	–	292529	28093
David Jenkins [1]	2066	–	–	–	–	–
Lord Renwick of Clifton [1]	2066	–	–	–	–	–
Miklos Salamon [1]	–	–	–	–	–	–
John Schubert	23675	–	–	–	–	–

1	Note that the interests of Directors in securities in BHP Billiton Plc are not shown.

BHP Billiton Limited

4.14 ASIC and ASX relief

ASIC has granted BHP Billiton Limited an exemption under subsection 257D(4) of the Corporations Act. This exemption permits the Company:

•	to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

•	to use the scale back mechanism described in Section 1.14;

•	to invite all shareholders (other than Excluded Foreign Persons) to offer for sale Shares (other than Restricted Employee Shares) in accordance with the terms and conditions set out in the Buy-Back Documents, rather than BHP Billiton offering to buy back such Shares; and

•	not to accept any Tender received from any person whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident,

provided the Buy-Back Price is calculated by applying the Tender Discount selected by BHP Billiton Limited following the end of the Tender Period to the Market Price.

The ASX has granted BHP Billiton Limited the following:

•	a waiver from Listing Rule 7.40 to permit BHP Billiton Limited to dispatch the Buy-Back Documents to shareholders within 8 business days after the Buy-Back Record Date; and

•	a waiver from Listing Rule 3.8A to permit BHP Billiton Limited to lodge an Appendix 3F up to two business days after the Closing Date.

4.15 Privacy

BHP Billiton Limited is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable BHP Billiton Limited to process your Tender. If you do not provide this information, BHP Billiton Limited may be hindered in, or prevented from, processing your Tender.

The personal information collected by BHP Billiton will only be disclosed to Computershare Investor Services Pty Limited, in their capacity as share registrar of BHP Billiton Limited, to a print and mail service provider, to BHP Billiton’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the personal information collected by BHP Billiton in relation to your shareholding, please write to BHP Billiton, c/- Computershare Investor Services Pty Limited at the mailing address set out in the Tender Form.

BHP Billiton Limited

5 DEFINITIONS AND INTERPRETATION

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ACT means Australian Capital Territory.

ADRs means American Depositary Receipts representing fully paid ordinary shares in the capital of BHP Billiton Limited.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532), the securities clearing house of the ASX.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules means the rules that form part of the operating rules of the ASX for the purposes of the Corporations Act.

ATO means the Australian Taxation Office.

BHP Billiton Limited or the Company means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton means BHP Billiton Limited and BHP Billiton Plc and their related entities.

BHP Billiton Limited Share Register means the share register of BHP Billiton Limited maintained by the Registry.

Board or BHP Billiton Board means the Board of Directors of BHP Billiton Limited.

Buy-Back means the buy-back of Shares by way of tender as set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and BHP Billiton Limited if BHP Billiton Limited accepts your Tender.

Buy-Back Date means the date and time BHP Billiton Limited announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Invitation means the invitation by BHP Billiton Limited to eligible shareholders to offer to sell Shares as set out in the Buy-Back Documents.

Buy-Back Price means the price at which BHP Billiton Limited will buy back Shares from Tenders it accepts in the Buy-Back, rounded to the nearest cent. This price is determined by applying the Tender Discount selected by BHP Billiton Limited to the Market Price.

Buy-Back Record Date means the date of determination of shareholders entitled to participate in the Buy-Back.

Certificated Holding means a holder of Shares on the certificated register of BHP Billiton Limited based in Bristol, United Kingdom.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of BHP Billiton Limited.

CHESS Holding means a holding of Shares on the CHESS subregister of BHP Billiton Limited.

Class Ruling means the ruling to be issued by the ATO on the tax implications of the Buy-Back for shareholders of BHP Billiton Limited who participate in the Buy-Back.

Closing Date means midnight (Melbourne time) on Friday, 19 November 2004, unless the Board announces a later date.

Corporations Act means the Corporations Act 2001 (Cth).

DLC means a dual listed companies structure effected by contractual arrangements between the companies such that the companies operate as a single economic entity.

BHP Billiton Limited

EIS or Employee Incentive Scheme means any BHP Billiton Limited employee incentive scheme.

EIS Participant means a beneficial holder of EIS Shares.

EIS Participation Letter means the letter sent to EIS Participants on 5 October 2004.

EIS Shares means Shares which are registered in the name of the EIS Participant or the EIS trustee (and held in trust for an EIS Participant) under the terms of an EIS on 15 October 2004 (but excludes any Restricted Employee Shares).

Excluded Foreign Person means any person holding Shares:

(a)	to whom the Company would be prohibited from paying money pursuant to:

(i)	the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii)	Part 4 of the Charter of the United Nations Act 1945 (Cth);

(iii)	the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 (Cth);

(iv)	the Charter of United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(v)	the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(vi)	any other act, rule or regulation prohibiting BHP Billiton from making payments to foreign persons;

(b)	to whom the Buy-Back Invitation may not be lawfully be made under the laws of the jurisdiction in which they are resident; or

(c)	whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

For the avoidance of doubt, an Excluded Foreign Person includes any person who is (or who is acting for the account or benefit of a person who is) in the United States or Canada, a US Person or a resident of Canada.

Excluded Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (200 Shares or less) as a result of the scale back.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever BHP Billiton Limited determines it to be.

GAAP means generally accepted accounting principles.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of BHP Billiton Limited.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of BHP Billiton Limited.

Market Price means the VWAP (as defined) of BHP Billiton Limited ordinary shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by BHP Billiton Limited.

Minimum Price means one of the seven specified prices on the Tender Form that a shareholder may elect as a minimum price for their Tender, which will operate as a condition to the acceptance by BHP Billiton Limited of their Tender in the event their Shares would otherwise be acquired in accordance with the Buy-Back Invitation.

Priority Allocation means 200 Shares or such lesser number of Shares as is required to ensure that BHP Billiton Limited is able to buy back only the number of Shares it determines to buy back.

Registry means Computershare Investor Services Pty Limited (ABN 48 078 279 277).

Restricted Employee Shares means fully paid ordinary shares of BHP Billiton Limited held pursuant to an EIS that restricts the holder from participating in the Buy-Back under the terms of that EIS.

Settlement Rules means the settlement rules of the securities clearing house of the relevant stock exchange on which your Shares were acquired, as amended from time to time, and in the case of the ASX means ASTC.

Shares means fully paid ordinary shares in the capital of BHP Billiton Limited on issue as at the Buy Back Record Date. For the avoidance of doubt, Shares does not include ADRs.

Small Holding means a holding of fewer than or equal to 200 Shares.

BHP Billiton Limited

Tax Value for the purposes of the Buy-Back means:

Closing level of S&P/ASX 200 Index
A$14.35 x	on the Closing Date

3697.7*

*3697.7 was the opening level of the S&P/ASX 200 Index on 5 October 2004.

If the movement in the S&P/ASX 200 Index is significantly different from the movement in BHP Billiton Limited’s market price over the relevant period, BHP Billiton may approach the ATO to seek to vary the methodology used to determine the Tax Value.

Tender means a shareholder’s offer to sell nominated Shares back to BHP Billiton Limited at a specified Tender Discount and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this booklet.

Tender Form means the form of offer by a shareholder to sell their nominated Shares to BHP Billiton, which is enclosed with this booklet and includes a Tender Form, amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Discount means one of the specified discounts to the Market Price (from 5 per cent to 14 per cent) as set out on the Tender Form.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

United States means United States of America, its territories and possessions, any State of the United States and the District of Columbia.

US Person has the meaning given by Regulation S under the United States Securities Act of 1933, as amended.

VWAP for a share over a period means the volume weighted average price of shares sold on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over shares and any overnight crossings or other trades that the Directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form entitled ‘Tender Withdrawal/Amendment Form’ included at the back of this booklet that is required to withdraw or amend a previously submitted Tender.

you or shareholder means a holder of Shares in BHP Billiton Limited.

BHP Billiton Limited

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•	the singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

•	a reference to currency is to Australian dollars; and

•	a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.

The Buy-Back Invitation, your Tender, and any Buy-Back Contract generally are governed by the laws of Victoria, Australia.

Contacts

If you have any questions in relation to the Buy-Back please call the BHP Billiton Buy-Back enquiry line:

Within Australia
1300 726 379

From outside Australia
+613 9415 4208

8.30am to 5.30pm (Melbourne time) Monday to Friday

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD

Karen Wood
Title: Company Secretary
Date: 13 October 2004

BHP Billiton Limited